                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                          (Amendment No.       )*
                                         ------

                        InVision Technologies, Inc.
                     ----------------------------------
                              (Name of Issuer)

                  Common Stock, par value $0.001 per share
                     ----------------------------------
                       (Title of Class of Securities)

                               461851 10 7
                     ----------------------------------
                              (CUSIP Number)


   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))


                              Page 1 of  7  Pages
                                        ---

CUSIP No. 461851 10 7                 13G                 Page  2  of  7  Pages
          ---------                                            ---    ---

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     HARAX Holdings, S.A.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

     Luxembourg
-------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting Power
 Beneficially                     1,668,891
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With                      0
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                  1,668,891
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                  0
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person

     1,668,891
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

     37.42%
-------------------------------------------------------------------------------
(12) Type of Reporting Person*

     OO (Corporation)
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 461851 10 7                 13G                 Page  3  of  7  Pages
          ---------                                            ---    ---

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Eugenio Rendo
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

     Italy
-------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting Power
 Beneficially                     1,668,891
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With                      0
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                  1,668,891
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                  0
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person

     1,668,891
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

     37.42%
-------------------------------------------------------------------------------
(12) Type of Reporting Person*

     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!



                                                          Page  4  of  7  Pages
                                                               ---    ---


ITEM 1(A).  NAME OF ISSUER

            InVision Technologies, Inc.
-------------------------------------------------------------------------------

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

            3420 E. Third Avenue
            Foster City, CA 94404
-------------------------------------------------------------------------------

ITEM 2(A).  NAME OF PERSON(S) FILING

            HARAX Holdings, S.A.
            Eugenio Rendo
-------------------------------------------------------------------------------

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

            (i)  The address of HARAX Holdings, S.A. is:

                      231, Val des Bon Malades
                      Luxembourg-Kirchberg, Luxembourg L-2121

            (ii) The address of Eugenio Rendo is:

                      Via de Notaris No. 3, Pairoli
                      Rome, Italy 00161
-------------------------------------------------------------------------------

ITEM 2(C).  CITIZENSHIP

            HARAX Holdings, S.A.    Luxembourg
            Eugenio Rendo           Italy
-------------------------------------------------------------------------------

ITEM 2(D).  TITLE OF CLASS OF SECURITIES

            Common Stock, par value $0.001 per share
-------------------------------------------------------------------------------

ITEM 2(E).  CUSIP NUMBER

            461851 10 7
-------------------------------------------------------------------------------

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

         Not Applicable
-------------------------------------------------------------------------------

                                                          Page  5  of  7  Pages
                                                               ---    ---

ITEM 4.  OWNERSHIP

    (a) Amount Beneficially Owned:

        Eugenio Rendo is the beneficial owner of 1,668,891 shares of
        Common Stock of InVision Technologies, Inc.  which are held in the name of HARAX Holdings, S.A. Mr. Rendo is the controlling stockholder of HARAX Holdings, S.A.
    ---------------------------------------------------------------------------

    (b) Percent of Class:

        HARAX Holdings, S.A.    37.42%
        Eugenio Rendo           37.42%
    ---------------------------------------------------------------------------

    (c) Number of shares as to which such person has:

          (i) sole power to vote or to direct the vote
              HARAX Holdings, S.A.    1,668,891 shares
              Eugenio Rendo           1,668,891 shares
              -----------------------------------------------------------------
         (ii) shared power to vote or to direct the vote
              HARAX Holdings, S.A.    0
              Eugenio Rendo           0
              -----------------------------------------------------------------
        (iii) sole power to dispose or to direct the disposition of
              HARAX Holdings, S.A.    1,668,891 shares
              Eugenio Rendo           1,668,891 shares
              -----------------------------------------------------------------
         (iv) shared power to dispose or to direct the disposition of
              HARAX Holdings, S.A.    0
              Eugenio Rendo           0
              -----------------------------------------------------------------

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not Applicable
-------------------------------------------------------------------------------

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not Applicable
-------------------------------------------------------------------------------


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not Applicable
-------------------------------------------------------------------------------


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not Applicable
-------------------------------------------------------------------------------


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not Applicable
-------------------------------------------------------------------------------


ITEM 10. CERTIFICATION

         Not Applicable
-------------------------------------------------------------------------------

EXHIBIT A:   JOINT FILING STATEMENT

                                                          Page  6  of  7  Pages
                                                               ---    ---

                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 1997

    HARAX HOLDINGS, S.A.                      EUGENIO RENDO



By:   /s/ Curtis P. DiSibio                     /s/ Curtis P. DiSibio
   -------------------------------------    -----------------------------------
Name: Curtis P. DiSibio, Attorney-in-fact   Curtis P. DiSibio, Attorney-in-fact

                                                          Page  7  of  7  Pages
                                                               ---    ---

                              EXHIBIT A

                        JOINT FILING STATEMENT


     Pursuant to Rule 13d-1(f)(1), we, the undersigned, hereby express our agreement that the attached Schedule 13G is filed on behalf of each of us.

Date:   February 11, 1997

                                 HARAX HOLDINGS, S.A.


                                 By:    /s/ Curtis P. DiSibio
                                    --------------------------------------
                                    Curtis P. DiSibio, Attorney-in-fact


                                 EUGENIO RENDO


                                        /s/ Curtis P. DiSibio
                                 -----------------------------------------
                                    Curtis P. DiSibio, Attorney-in-fact